Exhibit 99.1

12 January 2023

Midatech Pharma PLC

(“Midatech” or the “Company”)

Planned Dose Escalation in Phase 1 Study of MTX-110 (MAGIC-G1 Study) in Patients with Recurrent Glioblastoma

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce that following completion of one month of treatment with MTX-110 in the first patient, its Phase I study of MTX-110 in recurrent glioblastoma (“rGB”) (NCT 05324501) will continue with a planned dose escalation following a positive recommendation from the study’s Data Safety Monitoring Board (“DSMB”).

The Phase I study, the MAGIC-G1 study, is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX-110 administered by convection enhanced delivery (CED) via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX-110 only and the second cohort will receive MTX-110 in combination with lomustine.

The first patient in the study was dosed at 60uM of MTX-110 via direct-to-tumour delivery and has received four 48-hour infusions over a period of four weeks. No treatment-associated adverse events were noted in the patient during this period. Following successful completion of the first month of treatment, the DSMB reviewed the available data on 11 January 2023 and recommended dose escalation in the study to 90uM. This dose is expected to be the optimal one of MTX-110 and is the one currently being used in the ongoing Phase I study of patients with diffuse intrinsic pontine glioma (“DIPG”) at the Columbia University, USA.

Patient 1 continues treatment as per the study protocol and patient 2 is expected to start treatment by the end of January 2023 and will receive the 90uM dose.

Commenting, Dr Dmitry Zamoryakhin, MD, MBA, CSO of Midatech, said: “This represents encouraging progress for the MAGIC-G1 study. As the study protocol is based on an accelerated dose escalation approach, with no adverse events seen in the first study patient we are now able to escalate the dose to the concentration that is expected to be optimal in the development of MTX-110. Depending on the safety profile of the higher dose, the study will need to recruit a minimum of 3 more patients before possible progression to the next cohort.”

About Glioblastoma (“GB”)

GB is the most common and devastating primary malignant brain tumour in adults encompassing 14.3% of all primary brain and central nervous system neoplasms(1). With an incidence of approximately 3.2 per 100,000 population in the USA, approximately 12,300 people in the USA will be diagnosed with GB per annum. Standard of care for treatment of GB is typically maximal surgical resection followed by radiotherapy plus concomitant and maintenance temozolomide chemotherapy with or without the Optune® device. Notwithstanding, the multidisciplinary approach, almost all patients experience tumour progression with nearly universal mortality. The median survival from initial diagnosis is less than 21 months(2).

Currently, no standard of care is established for rGB.

Sources:

(1) Low JT, Ostrom QT, Cioffi G, Neff C, Waite KA, Kruchko C, Barnholtz-Sloan JS. Primary brain and other central nervous system tumors in the United States (2014-2018): A summary of the CBTRUS statistical report for clinicians. Neurooncol Pract. 2022 Feb 22;9(3):165-182. doi: 10.1093/nop/npac015. PMID: 35601966; PMCID: PMC9113389.

(2) Stupp R, Taillibert S, Kanner AA, et al. Maintenance Therapy With Tumor-Treating Fields Plus Temozolomide vs Temozolomide Alone for Glioblastoma: A Randomized Clinical Trial. JAMA : the journal of the American Medical Association. 2015;314(23):2535-2543.

Chinot OL, Wick W, Mason W, et al. Bevacizumab plus radiotherapy-temozolomide for newly diagnosed glioblastoma. N Engl J Med. 2014;370(8):709-722.

About MTX110

MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor). The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations. Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for DIPG (NCT03566199, NCT04264143) and recurrent medulloblastoma (NCT04315064), and preclinically for treatment of glioblastoma (SNO 2020 Abstract TMOD-27). MTX110 is delivered directly into and around the patient’s tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

For more information, please contact:

Midatech Pharma PLC
Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Limited (Broker)
Andrew Thacker / James Pope (Corporate Broking) Tel: +44 (0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.